GUARANTEED DEATH BENEFIT RIDER


This rider is a part of your policy. The effective date of this rider is the Issue Date shown on the Policy Data Page.

During the Guaranteed Death Benefit Rider Period shown on the Policy Data Page, this policy will remain in force and will not begin the grace period if:

         1.       this rider has not terminated; and
         2. the sum of the premiums paid to date, less any Partial Surrenders, outstanding loans and loan interest, equals or exceeds the Guaranteed Death Benefit Rider Premium multiplied by the number of policy months since the Contract Date.

The Guaranteed Death Benefit Rider Premium is shown on the Policy Data Page. Any change to this policy, including changes in death benefit option, Face Amount, or riders, may result in a revised Guaranteed Death Benefit Rider Premium applicable for the months following the policy change. We will send you notice of the revised Guaranteed Death Benefit Rider Premium.

MONTHLY COST

The monthly cost for this rider is shown on the Policy Data Page. We will deduct the monthly cost as part of this Monthly Deduction, until the rider terminates.

TERMINATION OF RIDER

This rider terminates at the earliest of the following:

           1.       when the policy terminates; or
           2. on any Monthiversary when the sum of the premiums paid to date, less any partial surrenders, outstanding loans and loan interest, does not equal ro exceed the Guaranteed Death Benefit Rider Premium multiplied by the number of policy months since the Contract Date.
           3. at the end of the Guaranteed Death Benefit Rider Period shown on the Policy Data Page.

This rider may not be reinstated once terminated.



                     American United Life Insurance Company


                                    Secretary